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October 27, 2014

Via EDGAR

David L. Orlic
Special Counsel

Office of Mergers and Acquisitions
Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Full House Resorts, Inc. Definitive soliciting material pursuant to Rule 14a-12 Filed October 23, 2014 File No. 001-32583

Dear Mr. Orlic:

On behalf of Full House Resorts, Inc. (the “Company”), we submit this letter in response to the comment contained in the letter (the “Comment Letter”) from the staff of the Office of Mergers and Acquisitions (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 24, 2014, related to the above-referenced definitive soliciting material (the “Soliciting Material”), filed on October 23, 2014.

For your convenience, the exact text of the comment provided by the Staff has been included in bold face type preceding our response.

Exhibit 99.1

1.	We note disclosure stating that the company does not believe that granting the stockholder group effective control of the board of directors without the payment of a control premium will maximize stockholder value. Please qualify any such statement in the future by noting that control premiums are not commonly associated with exercising a right to nominate directors, but rather are referred to in connection with purchases of a controlling interest in the capital stock of a company. Please note that we do not believe it would be appropriate to instead refer to any impact on the potential to receive a control premium in future transactions, given that new directors should not be presumed to act inconsistently with their fiduciary duties.

October 27, 2014 Page 2

Response: The Company acknowledges the Staff’s comment and will ensure that any future relevant disclosure is in compliance with the Staff’s comment.

In connection with the above response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Soliciting Material;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Soliciting Material; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions, please feel free to contact me by telephone at (213) 891-7421.

Sincerely,

/s/ Steven B. Stokdyk

Steven B. Stokdyk

of Latham & Watkins LLP

cc: Elaine L. Guidroz, Full House Resorts, Inc.